UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40199

Greenbrook TMS Inc.

(Translation of the registrant’s name into English)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

The information contained in this Report on Form 6-K is incorporated by reference into Greenbrook TMS Inc.’s registration statement on Form F-3 (File No. 333-264067).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Minimum Liquidity Waiver and Interest Payment Deferral under the Company’s Credit Facility

On July 21, 2023, we agreed with an affiliate of Madryn Asset Management, LP (“Madryn”) to extend the period during which our minimum liquidity covenant is reduced from $3,000,000 to $300,000 (the “Minimum Liquidity Covenant Relief”) under our credit facility with Madryn (the “Credit Facility”). The agreement also extends the due date for the Company’s June 30, 2023 interest payment due under the Credit Facility. The agreement extends both the Minimum Liquidity Covenant Relief and the interest payment deferral that were afforded to the Company in prior amendments to the Credit Facility. The Minimum Liquidity Covenant Relief and the interest payment deferral provided under the agreement will expire July 28, 2023.

We expect to require an additional waiver amendment or agreement to further extend the Minimum Liquidity Covenant Relief and the interest payment deferral following the expiry of the relief provided under this agreement. We can provide no assurances that we will be able to successfully negotiate a similar agreement or obtain an additional waiver amendment to our Credit Facility on terms acceptable to the Company, or at all.

Issuance of Common Shares to Alumni Capital LP in Connection with the Company’s Equity Line

On July 13, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Alumni Capital LP (“Alumni Capital”) that provides equity line financing to the Company for sales from time to time of up to approximately $4.4 million of common shares in the capital of the Company (“Common Shares”). In consideration for entering into the Purchase Agreement, the Company issued Alumni Capital 212,293 Common Shares on July 13, 2023. Additionally, since executing the Purchase Agreement, the Company has drawn on the equity line and completed the sale to Alumni Capital in respect of and aggregate of 961,538 Common Shares for aggregate gross proceeds to the Company of approximately US$284,000. As of July 20, 2023, the Company has a total of 41,974,011 Common Shares issued and outstanding.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this Form 6-K, including statements regarding the Company’s ability to satisfy its obligations under the Credit Facility and obtain future amendments, constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information may relate to the Company’s ability to continue to amend the Credit Facility, the Company’s future financial and liquidity outlook and anticipated events or results and may include information regarding the Company’s business, financial position, results of operations, business strategy, growth plans and strategies, technological development and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the Company’s expectations regarding our ability to continue to amend the Credit Facility, and satisfy our obligations under the Credit Facility in the future, is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that the Company considered appropriate and reasonable as of the date such statements were made. It is also subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, risks relating to the ongoing restructuring plan, risks relating to our ability to satisfy cash requirements necessary to operate our business and remain in compliance with our Credit Facility, macroeconomic factors such as inflation and recessionary conditions, as well as the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, in the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the three months ended March 31, 2023 and 2022, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking information contained in this Form 6-K are made as of the date of this Form 6-K, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBROOK TMS INC.

Date: July 21, 2023	By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President & CEO